APPENDIX A

Core Logging Manual

Compilation of 2007 Core Logging, Sampling
And Sample Processing Procedures

Including QA/QC Protocols

Brian Flanigan

August 16th 2007

2

Table of Contents

Core Logging

3

2007 Donlin Creek Project

Core Logging Manual

Brian Flanigan

April 19, 2007 revision

Introduction

Core logging is the process of documenting geologic features in a format useful for interpretations to be used for various related projects. In our case, this information will be used for resource calculations, metallurgical studies, geotechnical analysis and a host of related mine development activities.

Prior to the mid 1980’s, core logging was nearly as much art as it was science, similar in many respects to cartography (which is rapidly becoming a lost art as well). The advent of computers and computer software capable of plotting geologic information into visual representations, such as maps and cross-sections, has made core logging more of a data-recording driven process than an artistically appealing one. Although the early artistic practices of core logging have nearly faded from existence, the scientific recording of observations has remained; albeit the format in which data is recorded has changed dramatically. The key purpose of core logging today is the same as it was in the past: The objective recording of observations without interpretive influence from previously formed conclusions or biases. The best interpretations stem from the accurate recording of non-tainted observations.

Many “old school” core loggers shudder either in disgust or in anguish at what core logging has become. This decade’s geologists will likely never know the sense of pride and accomplishment from creating a visually appealing and accurate graphic log from which interpretations can be readily shaped. Fortunately, there are many other gratifying aspects of core logging and related geological work.

Although “old school” geologists might despair, current logging methods and practices offer many advantages; Efficiency is greatly increased and consistency between geologists is enhanced. Also, tools of the digital age make creating maps, cross-sections, and graphic logs almost instantaneous. It is much easier to test different hypotheses and draw conclusions when a complete data set is as close as fingertips on a keyboard. Thus, it should come as no surprise that the Donlin Project has adopted more modern core logging methods. Visual representations of the collected data are now created by geologists carefully directing high-end geologic modeling computer software.

The following procedures are a distillation of the work of the author and many other geologists including: Scott Petzel, Joe Piekenbrock, Stan Dodd, Chris Gierymski, Fawn Glassburn, Heidi Drexler; and the 2007 core loggers: Kyle Linebarger, Leif Bailey, Alejandro Ly, Jennifer Hansom, Orion George, Gabe Kassos, and Scott Cereghino. Thanks also to Rich Harris and Kerry Alder for the editorial comments on the earlier drafts.

Core Logging Procedural Outline (The skinny—modified from Drexler, 2006)

This is a step-by-step approach to core logging, all steps included in this list are mandatory for accurate data recording.

1.

Core should be brought into the core logging area and placed on tables with the labeled end of the box facing outward and organized so that the deepest footage in Box 1 is next to the shallowest footage in Box 2 and so on. Therefore, footage increases toward the rear of the box in each row and footage increases each row to the right (Figure 1).

2.

A geotechnician will work in each core logging tent. This technician must perform several tasks before geological logging can begin. The geotechnical tasks include but are not limited to the following:

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A) Convert the run blocks from feet to meters and write the meterage on the two blank sides of the blocks. All logging measurements are done in metric. This should be the last time you deal with feet. Complete this process before core is washed, its difficult to write on wet run blocks.

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B) Wash core with a scrub brush and water, drill muds are slimy, more than one washing may be required. Clean core is much better to log because the textures and sulfide mineral grains are more apparent. Washing also makes for better photographs, which are kept on file and the only record of whole core.

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C) Core is pieced back together as much as possible. Although the core comes out of the ground as a complete cylinder inside the drill tube, it can become mixed-up when it is placed into boxes or during transport to the core tents. As the geotechnicians perform their work, inconsistencies or mixed core are typically resolved. On occasion core is loaded in the box the wrong way, or the helper drops a box or a tube on the ground and the core becomes disorganized. If you cannot piece the core back together, all of the spatial data from this interval is suspect and should be noted in the log.

	•	D) Using the core blocks as starting points, determine from/to distance for each box and note it on the top of the box.
	•	E) Write the hole number on metal tag (one for each box) and the box number with from/to on second metal tag. Staple the tags onto the box front.
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F) Measure core recovery and rock quality determination (RQD) for each drill run. RQD is an aggregate of intact core >12cm in length as defined by natural breaks in a given block run. Make sure to account for mechanical breaks (i.e. a piece of core broken to fit into the box or due to the drilling process is counted as one piece). Each geotechnician should enter their data into the database.

	•	G) Measure specific gravity samples and enter them into the database.
3.	The geologist then records the geological information.
4.

Determine sample intervals and assign sample numbers from the sample books. Write the sample number on a metal tag. Staple the metal tag and the paper sample tag from the sample book to the box at the beginning of the sample interval. Sample breaks are typically at 2-3 meters except at lithologic contacts and at obvious mineralization changes. Geologists are also responsible for inserting QA/QC samples into the sample stream (see section on QA/QC samples).

5.

PIMA data is taken from every intrusive sample interval; including mafic dikes (see section on PIMA for specific PIMA machine usage). A sample is also measured by PIMA when it contains both sediments and intrusive units. In reality we use a later generation instrument, a Terra Spectrometer, but have continued to use the “PIMA” name for simplicity.
6.	A 5-10 cm sample temporarily removed from every rock type (or one for every 20 m if the unit is >20m, see section on specific gravity for details).
7.

Generate a sample sheet (see section on Data Entry) for each batch of core delivered to the core cutters. Print three copies, one for the drill log file and two (one each) for core cutting and the prep lab.

8.	Complete data entry (see section on Data Entry). This should be done prior to the core leaving the shack.
9.	Stack core outside on pallets or in plastic bins located at the northeast end of the core shack for pick up by one of the core cutters.
10.

At the end of the process the drill hole file should contain the following: Check list, collar info sheet, abandonment form, down hole survey, geological summary, logging sheets (lithology, alteration, mineralization, and structure), sample sheets, specific gravity, and RQD forms.

“Starting a hole” preliminaries (Modified from Drexler, 2006)

1.	Create a manila folder, label DC07-xxxx…,DGT07-xxxx…, etc…
2.	Fill out the Donlin Creek 2007 Collar Info sheet
	a.	Locate location of hole on large map on wall, note drill pad number or proposed ID (e.g. ACINF07-018, ROCH-003, etc)
	b.	Note location, which is generally abbreviated in the proposed location prefix (Acma, Rochilieu, etc…)
	c.	The actual hole number is associated with the proposed ID number, it is on spreadsheet posting to the left of the wall map.
		i.	Note the easting and northing, planned depth, azimuth and dip.
	d.	Start and ending dates are drilling dates, not logging dates. These, along with rig numbers can be found on the network K drive:

	i.	K:\DonlinJV\.....
e.	Note the hole type/core size: HQ, NQ, PQ, etc.
f.	Target can be found on the sections:
	i.	Look at section map for section number
	ii.	Find section on table.
	iii.	Using a ruler indicate where the intrusions are and the expected grade. Put this info in a notebook too.
g.	An Ashtech survey is not always available at the time of logging – keep an eye out for when it does become available.
	i.	K:\DonlinJV\2007 AshtechProjects\
	ii.	2007 AshtechSuccessSurveys
	iii.	2007 AshtechSurveys
3.	Enter the Collar sheet info into Acquire
	a.	File, open recent workspaces, choose your assigned workspace
	b.	1. Data entry
		i.	A. New Collar – choose proposed ID appropriate to your hole number and fill in the blank cells (ie hole prefix and number, area, target, dates, etc)

Logging Format

The logging format at Donlin is subdivided into 4 fields: 1) Lithology, 2) Structure, 3) Alteration, and 4) Mineralization. Logging also includes breaking out sample intervals, Terra Spec (“PIMA”) analysis, specific gravity measurements, etc. The intricacies and details of these are provided in other sections of this manual.

Although there are no strict rules as to how a person goes about recording information for each of these fields, accuracy is paramount and efficiency a very close second. The order of what needs to be done for each hole depends on the completion of various steps; thus, a systematic, orderly procedure is strongly encouraged. The end product format, however, relies on some conformity so that consistency remains.

But, where does one begin? Again, there are no strict rules. Nevertheless, I suggest the following procedure as a guideline from which each new core logging geologist may find their own tune to dance to. Every geologist has subtle to not-so-subtle variations to the following procedure, depending on how they were taught, years of experience, and the way that they think. The following procedure IS NOT required, but is strongly recommended for the first few holes while you are getting your feet wet and accustomed to the process and desired result. Feel free to modify, change, and improve the procedure as you go to better suit your individual preferences and working styles. As long as you are logging effectively, accurately and efficiently, the Donlin core logging police will not arrest you for violation of logging codes.

RECOMMENDED PROCEDURE (ACTUALLY DOING IT!!!)

Typically, you will have an entire core shack to yourself, which amounts to about 100m of laid out HQ size core. After the core has been washed and geoteched (run blocks converted to meters, and box length, block runs, and RQD measured), the core is ready for the geologist to log. For simplicity, this section does not reveal every intricacy and detail. Details, such as lithologic descriptions, structural angles, codes, modifiers, etc., will be outlined in later sections. The following is in procedural order:

LITHOLOGY

Walk the length of the core a couple of times acquainting yourself with the lithologic contacts and major structures. With a china marker, write directly onto the core a line at each lithologic contact and what type it is. E.g.: Bedding contact (BC), Faulted contact (FC), Igneous contact (IC), Veined contact (VC), etc. Once each lithologic contact has been marked, go back to each and measure their down hole distance from the nearest run block, measure the contact angles, and note the nature of each contact [bedding parallel (BDP), undulating (UN), gradational or sharp (GD or SHP), etc]. I write all of these things directly onto the core at each contact. You may also want to write the rock type abbreviation (code) onto the core on either side of the contact—this may come in handy if the core photos are used later for interpretive work, which you may be called upon to do at some point.

Now, all that needs to be done is to transfer your contact data written on the core to the lithology sheet, and to thoroughly describe each lithologic interval (rock type, color, grain size, texture, etc.). Remember to use modifiers to document features that are consistently distributed throughout the interval.

You may find it useful to start at the top of the hole and describe each lithology singly on paper completely before moving on to subsequent intervals. Doing so will keep your lithologic intervals nicely separated on your page and will make it easier when it comes time for data entry into the database. I tend to leave two or three blank lines between each lithologic interval description so I can easily add to my descriptions if I later see something I missed, such as a general description of sulfide abundance.

STRUCTURE

Well, wouldn’t you know it—you already have your rock type contact structures written on the core! Off to a good start, but there is still more structure to do. I typically walk the core a few times marking faults, shears and joints in one pass, then bedding, ash layers, folds, and other textural point features in another pass, and lastly I mark veins. When I mark veins I classify type (V1, V2, V3, V4) and I typically write down the percentage of each sulfide species onto the core as well. Again, don’t be afraid to write on the core… down hole distance, alpha angle, thickness, modifiers, sulfide species and concentrations, etc.

It’s on the core—put it on paper, use the remarks column to describe, gouge percentages, contact characteristics, etc. Quick and easy!

DEFINE SAMPLE INTERVALS

Okay, in the strictest sense, defining sample intervals isn’t quite logging core, but it has to be done before you can log sulfide concentrations, and pull samples for PIMA spectra. You might be thinking… “Shouldn’t we log sulfide concentrations before we define our sample intervals? Aren’t sample intervals defined, in part, by sulfide species and abundances and not simply lithology?” Well, by golly you would be right! So, let’s do that.

Well, what do you know, you’ve already logged mineralization for your veins when you did structure! And… if you are sneaky you might have already written py, as, or, re, etc., on the core when you came across it logging both lithology and structure. If so, simply do one quick pass and note any mineralization intensity breaks where you might want to start/stop a sample interval. For disseminated mineralization it is not usually necessary to be too picky about breaking samples out based on mineralization intensity, unless changes are dramatic. However, veins should be given more consideration (see below).

Now, mark on the core sample interval breaks abiding by the following guidelines:

SULFIDE MINERALIZED rock, whether it is rhyodacite, mafic dike, or sedimentary, has a MAXIMUM sample length of 2 meters, no exceptions. It is okay to have a sample interval less than 2 meters, in some cases it is even desirable, a 0.5 m sample length is enough material for the sample lab to process. It is much better to have a mineralized sample smaller than 2 meters than larger. Small samples can always be mathematically composited, but larger samples cannot be reduced for more detail. A MAXIMUM of 3 m is allowable for sample intervals only if it is in NON-MINERALIZED SEDIMENTS.

A 10 to 15 meter transition zone of two-meter sized samples is used both at the beginning and end of non-mineralized runs. This is equivalent to 5-8 two meter samples.

Interval breaks: Sample intervals should not cross lithology contacts that are documented on the log. There may be times when there a lithology is not documented as a lithologic interval; for example ash beds, small intervals of intrusive (<1 m), or small intervals of sediments within a large intrusive body. For these instances, you can cross the lithologic contact (because it is not documented as its own lithologic interval), just make sure it falls within a single sample interval—do not divide it between two samples. You may have to shorten prior sample intervals to do this, again 2 meters is a maximum, you can go smaller, but not larger. You may break out 1 m intrusive as a sample interval, but avoid taking samples smaller than 0.5 m.

Similarly, avoid splitting sulfide mineralized veins between two samples. Adjust your prior sample widths smaller so that you can fit the entire vein into a single sample. If you find a vein greater than 2m, say 2.23m, then make 2 samples out of it (1.0m and 1.23m, for example). Veins of this width are rare, but they have been observed as in the case of hydrothermal vein breccias. This is especially important for very well-mineralized veins.

At this point there should be abundant writing on the core from the previous logging. So, when marking sample intervals you may want to use a different color marker, or use an asterisk to make the sample interval marking stand out. Once the sample intervals are marked it is time to staple on the aluminum and paper sample tags—Remember to include QAQC samples (see section on QAQC), writing them in the Sample book along with “from” and “to.”

(If you start logging first thing in the morning, you should usually be at or near this point by noon.)

LUNCH BREAK

MINERALIZATION

As stated earlier, if this is your adopted method, the actual logging of sulfide minerals should already be completed on your core. At this stage it is simply a matter of transferring that data onto your mineralization sheet. Sulfide species and abundances are to be logged on a by-sample-interval basis to insure maximum detail at the resolution of sample intervals. Time spent filling out the mineralization sheet is typically <20min (sometimes much less). Remember to get the carbonate (V4) veins too—they are nearly always barren of sulfide, but are still documented.

Sulfide concentrations are on a 1-4 scale: 1--trace to 0.5%, 2--0.5% to 2%, 3--2% to 5%, 4-->5%.

ALTERATION

Alteration logging is a three part process. Part one is clay alteration and involves use of the PIMA. Parts two and three are simply a qualitative designation of carbonate and Fe-oxidation in the rock. Carbonate alteration at Donlin is somewhat of a misnomer as much of the carbonate present is likely sedimentary in origin or due to meteoric water surficial transport and deposition of calcite. Nevertheless, it is very important that we document calcite effervescence for purposes of acid reducing potential and stratigraphic studies, more detail will be provided on this later. Fe-oxide alteration is due to surficial weathering processes of mafic minerals and sulfides when meteoric waters are introduced through faults and various other permeable aspects of the rocks.

PIMA PREPARATION

Before PIMA spectra measurement can be taken, samples must be collected from each intrusive bearing sample interval. Write the last three digits of the corresponding sample number onto each respective sample. You do not need to run PIMA analyses for sedimentary sample intervals. As PIMA samples must be dry before analysis, efficiency can be increased by collecting the samples and setting them aside to dry while logging Fe-ox and carbonate alteration.

FE-OX and CARBONATE ALTERATION LOGGING

Although it is not necessary to log Fe-ox and carbonate on a by-sample-interval basis, I find it easier and more efficient, so I present it this way. Others may disagree and that is fine. I find that logging on a by-sample interval basis keeps me going in a systematic, consistent, and accurate fashion after months of logging (you begin to get a little “punchy” after awhile)—this way I know my alteration logging detail/resolution is always adequate for any acid reducing potential and stratigraphic studies. And I also know that my alteration will be detailed enough to be compared with mineralization and assay data for any correlative comparisons. All rock types should be checked for acid effervescence, not just the sediments. I suggest dripping a two inch line of acid within each core divider. Where there are abundant interbeds or variations in the intrusive clay alteration, you will want to spot check different areas. After dripping the acid, qualitatively average the effervescence for that sample interval and write it down on your log. Time spent by this method is typically <30 minutes.

Both Fe-ox and carbonate are logged on a 1-4 scale: 1-weak, 2-moderate, 3-strong 4-extreme.

CLAY ALTERATION LOGGING

For most people, the subtleties of clay alteration make it extremely difficult to log visually with any amount of consistent accuracy. For this reason, the PIMA replaces qualitative visual estimates from geologists with a spectral analysis of the clays.

At this stage your samples for PIMA which have been set aside should be dry. If they are not, you may want to consider doing the specific gravity analysis at this time.

No data other than “From”, “To”, and “Sample Number” need to be written out for the PIMA. A check mark is to be placed on the PIMA sheet for each corresponding sample/interval as it is analyzed and designated as “light” or “dark” colored. You may want to first enter your sample intervals into acquire. This way you can copy and modify your sample sheet for the prep lab as a PIMA sheet. This can save you a lot of time as you will not have to individually write out each sample interval and sample number by hand for the PIMA sheet.

A procedure for using the PIMA analyzer is provided in the appendices. Disregarding the drying process, actual work time for PIMA (which includes sample collecting and filling out the PIMA sheet) can be 2 hours or longer. Although the process is simple enough, it is very time consuming when there are long runs of intrusive.

When you are finished, remember to put the samples back into their corresponding sample intervals.

SPECIFIC GRAVITY MEASUREMENTS

Specific gravity analysis is important for tonnage and grade estimates and related mining process issues. While it is not necessary to measure every sample, the data should be collected so that they are representative of the mineralized zones we encounter in the drill holes. Thus, the procedure in place is to collect a minimum of one sample every 20 meters, and at least one sample per lithologic interval if it less than 20 meters in length. Each sample should be 5 to 10 cm in length (a little longer is okay as precision is improved for larger samples), although samples do not have to be uniformly shaped as this method does not require a volume measurement. (Not sure of the name of the method, but it seems like something Archimedes would have done.) The procedure is simple enough and is as follows:

Write on each sample a point measurement representing its distance down hole. Measure and document the length of each sample on your sheet. Also document each sample’s down hole distance. First, weigh each sample dry, and then weigh each sample wet using the tin can weighing pan. When weighing wet, make sure the tin can and sample are completely submerged, and that the apparatus is hanging freely. Both dry and wet weights are to be documented. Place samples back into their corresponding vacancies in the core boxes. That’s it, pretty simple. Total time involved is usually <30 minutes, depending on the number of lithology breaks.

SPECIFICS, INTRICACIES AND DETAILS

Total Mineralization

Total mineralization is based on the combination of vein sulfide intensities and disseminated mineralization intensities. Disseminated mineralization is dominated by pyrite and arsenopyrite. Other disseminated minerals (e.g. realgar, orpiment) occur locally and are not typically pervasive. Pyrite is common in altered intrusive, in sediments adjacent to intrusive contacts, associated with fault structures (hydrothermal) and as bands in sedimentary rocks (syngenetic). Disseminated arsenopyrite can occur in halos adjacent to veins and fractures, in coalesced halos and in discrete zones amongst intrusive.

It can also be difficult to estimate percentages of disseminated sulfides, particularly arsenopyrite, which can be highly variable throughout an individual sample interval but can also have a major influence on grade. A more qualitative approach, as suggested on the “cheat sheet” is recommended.

Structures

Structure data is captured as point data for entry into the database. Interval data (i.e., a broad fault zone, ~3m) can be entered as a remark or as a modifier. However, be sure to include some representative point measurements from within these broad zones.

Structure data can be entered as both non-oriented and oriented data (see below). The amount of data collected is up to the logging geologist, but must be sufficient enough for computer modeling and interpretive purposes. Contacts should be noted and described (i.e. fault, bedding parallel, etc) as well as fault zones select veins and local bedding. Depth, structure type and modifiers, alpha (angle to core axis) and width (where applicable) should be recorded for each chosen structural feature. The amount of structure to record is determined on a per hole basis, when the there are no major structures the small structures are representative, and are recorded.

The 2007 season is focusing on contact orientation and behavior as well as bedding orientation—right side up or up side down and changes in bedding angles. This information is critical for pit stability design as well as stratigraphic correlation.

Alpha angles do not require the core to be spatially oriented, and thus can be measured on both oriented and non-oriented core. The alpha angle is simply the angle relative to the core axis. Hold the protractor parallel to core axis with the arrow pointing at the structure and read the strip protractor.

Oriented core measurements rely on beta angles. Oriented core will have a line running parallel to core axis throughout most of the core; highly broken areas are difficult to connect the line through. Before logging make sure the line matches on either side of the core blocks. At each new run a new line is started, which is suppose to be checked with the previous line (run), sometimes this is not so. Any line that is misplaced cannot be used for oriented data.

A beta angle is the angle between the line drawn on the core by a geotechnician (the line originates as a scribe when the core comes out of the tube) and the farthest down-hole point of a structural feature about the center of the core. Structural features include bedding planes, fractures, veins, faults, contacts, etc. Beta angles are measured using a tool called a linear protractor, which is a strip of paper with a scale from 0 to 360 (representing the degrees of a circle). There are different linear protractors for each size of core HQ, HQTT, NQ, NQ3, etc.). Before taking a measurement with a linear protractor, make sure you have the correct size. Test the linear protractor by wrapping it around the core and seeing if 0 and 360 line up.

To take a beta angle measurement, first line up the zero of the linear protractor with the orientation line. Wrap the linear protractor around the core in a counterclockwise direction (make sure the 0 is on the left side of the liner protractor before wrapping it around the core) until the furthest down-hole point of the core is reached by the linear protractor. Read off the number; this is your beta angle. Try to measure your beta angles to within a degree.

Beta angles are extremely helpful for modeling purposes. However, a wrong beta angle is worse than none. Therefore, if you are unsure of the accuracy of the orientation line or your beta measurement, don’t try to guess to take the measurement.

Sampling and sample series

Some of the intricacies of sampling have been described under the recommended procedure section. More detail is provided here. Each core logger and their cross shift will be assigned a series of a 1000 sample tags. When one geologist leaves camp to go on break the resuming geologist for that hole will continue with the sample book. This is so that the groups of 78 will remain as drill hole consistent as possible—in no instance should a sample book be switched to another hole before the prior hole is completely sampled. When you come to the end of the series, simply start a new sample series, but clearly indicate on the sample sheet (excel sheet) that you are switching sample series.

QA/QC Samples

For year 2007, the analytical lab assay fusion batch size is comprised of 78 samples. Thus, each group of 78 is to have up to 12 (twelve) QAQC samples inserted into the sample sequence which includes 3 of each of the following: a standard STD, a granite blank (Blank-Granite), a Crushed Duplicate, and a Field Duplicate* (special treatment, see below). The field duplicate is “new” for 2007 and is simply the other half of the sawed core.

For simplicity you may want to think of the group of 78 as 3 groups of 26, but as far as the prep lab is concerned each batch is a group of 78. This of course makes it difficult to break up the sample numbering sequence into readily predictable sample number groupings. Thus, after exporting your sample sheet from acquire, add a new column, “Group No”. We MUST add this column or the prep lab will have no idea how to split up and process sample batches. An example is appended. Because we are not beginning/ending on easily predictable sample numbers, I recommend the following procedure to help keep things straight:

On the front of each sample book write # 78 starts at sample number “xxxxxx” and ends at sample number “xxxxxx”. Inside the sample book write “#78 begin” on the page with the beginning sample number, and “#78 end” on the last (ending) sample number. I know that this means there will be two consecutive tag pages with #78 written on them, but it will make it clear which is the beginning and which is the end. At this point, my method is to write the QAQC in the sample book(s), dividing the 78’s into three 26’s (with my finger as a place holder) and put a std, dup, blnk-gran randomly spaced into each “26”. *For Field Dupes, make sure that they are for sulfide mineralized rock only and no more than 1 per 26 samples. Field duplicates are taken at the discretion of the geologist. In non-sulfide mineralized rock they are not taken.

If one enters their QAQC into their sample books as a means to determine where QAQC samples should be inserted there is no need to create a “handwritten” sample/PIMA sheet. As long as one enters their sample intervals into acquire prior to when the PIMA measurements are taken, a PIMA sheet may be converted from a copy of the core cutting/prep-lab sample sheet.

Additionally, core loggers will now be assigning submittal numbers for each group of 78. As each submittal is comprised of only one group of 78, we have no need to use the old designation of batch number as it would simply be the same as is used for the submittal. In order to clarify the submittal beginnings and endings for the prep lab, insert a blank row above the beginning of each new submittal, a spreadsheet tracking these numbers is on the K-drive and a posting is on the geology office cork board.

It is essential that we keep a good and complete record within our sample books for hole begins/ends, #78 begins/ends, QAQC inserts, submittal numbers and of course sample intervals. To keep from duplicating submittal numbers, a tracking sheet will be kept in the geology office to be filled out for each submittal/“batch”. Each submittal number must be a COMPLETE 78.

Completed/used sample books are to be filed in the geology office--DO NOT THROW THEM IN THE TRASH.

Rock Type Descriptions

Sedimentary Units

Greywacke (GWK)—The greywackes at Donlin are typically medium (1-2mm) to fine (<1mm) sand and silt sized lithified sediments. The color is typically light to medium-dark gray. When scratched with a nail or scribe it is very gritty compared to the other dominant Donlin sedimentary rocks, siltstone and shale. Calcareous cement is common but typically not visually apparent, although readily apparent by testing with acid for effervescence. Whether the calcareous cement is a product of sedimentary processes or secondary precipitation out of ground water is at times a matter of some debate. The fossil (shell fragment) calcareous intervals are almost certainly limestone layers.

Limestone at Donlin generally occurs as thin layers <0.5m interbedded within the siltstone and shale units. Occasionally, fossiliferous limestone layers (with shell fragments) occur as short intervals within the coarser grained greywacke. The limestones are almost entirely CaCO3, which differs from areas that have an overprint of carbonate alteration or secondary carbonate by meteoric water transport and precipitation. Due to the thin nature of the limestone layers is has not been broken out as a logging unit, and thus, has no database classification. When encountered, however, it should be mentioned in your remarks.

Claystone is comprised primarily of clay-sized particles (less than 0.004 mm in diameter). It does not refer to those rocks that are laminated or easily split into thin layers (clay shales). At Donlin, claystone is most easily identified by its peculiar waxy property when wet. When wet, the claystone is difficult to write on with a china marker, but when dry, this diagnostic property vanishes. Claystone also breaks much the same as siltstone, in a blocky, semi-concoidal fashion. Although claystone is markedly different than siltstone, in 2007 we are not differentiating it from Siltstone (SLT). Nevertheless, when encountered in drill core, note it in your remarks.

Siltstone (SLT) is comprised of both clay and silt size particles. In many respects it looks similar to the Shale at Donlin (as it is comprised of the same material) where it is very fine grained and dark gray to black in color, however it lacks the well-developed fissility (platy cleavage). Like claystone, it typically has a semi-concoidal to concoidal fracture and when broken has a “blocky” appearance. When the rock contains an appreciable amount of clays and it is wet, the rock takes on the characteristic “waxy” property of claystone. Technically, when the rock contains >50% clays it should be classified as a claystone.

Shale (SHL) is comprised of the same sedimentary material as the Siltstone (and claystone) listed above, except that it has well developed fissility and easily breaks into platy laminated pieces. For engineering purposes it is very important to distinguish shale from the other Donlin sedimentary units. Our designation of shale also includes the rare occurrences of higher grade metamorphic rocks slate and phyllite.

Conglomerate (CGL) is a sedimentary rock comprised of rounded lithic and/or other rock fragments/clasts >2mm within a finer grained supporting matrix. Conglomerate beds are believed to be sporadic occurrences at Donlin and are typically interbedded within the greywacke unit, and may contain rounded clasts of the Donlin siltstone and/or shale within a matrix comparative to the Donlin coarse grained greywacke through the finer grained siltstone.

Argillite (ARG) is a fine-grained sedimentary rock comprised predominantly of indurated clay particles, but may contain variable amounts of silt-sized particles. The argillites grade into shale when the fissile layering typical of shale is developed. At Donlin the argillite is typically very hard and comprised mainly of clays.

Ash (ASH)—Fine grained volcanic ash. The ash beds at Donlin are light gray in color, very fine grained, and typically non-lithified. The ash occurrences make excellent marker horizons in the stratigraphic column. They are usually relatively thin, 1 to 5 cm, but may be up to >0.5m in some areas. Due to the lack of lithification the ash beds pose significant stability concerns for pitwall design and are to be logged as discrete points with a defined thickness and angle under the Structure field.

Igneous Units (apparent oldest to apparent youngest)
(Modified after Piekenbrock, 2002 and 2003)

MD is the apparent oldest of the intrusions and occur as a series mafic dikes and sills. These dikes are thin generally 1 to 3 meters in width and are typically a buff brown-green color and fined grained. They are often carbonate rich (effervesce easily) and contain accessory greenish mariposite/fuchsite, and altered biotite. Margins are occasionally flow banded. A darker brown (biotite-rich) phase has been encountered on occasion and is believed to represent less alteration.

RDF follows emplacement of the mafic dikes and is a very distinct fine-grained porphyry dike called RDF. Striking roughly ENE to E-W the RDF dike dips shallowly 10 to 25 degrees to the north. At ACMA, the RDF is typically a fine-grained felsic unit with distinctive small feldspar phenocrysts set in a grey fine-grained matrix. The unit is typically 5 to 10 meters in width and appears to fill a pre-existing structural orientation often filled by the early mafic dikes. This structural corridor is a critical element in the ACMA zone and acts as a continual focus of intrusion and post-mineral faulting.

Diagnostic features: Fine grained matrix (not aphanitic), with small feldspar phenocrysts typically <0.5cm. Commonly medium to dark gray with abundant sulfide fracture fillings (V1) <1mm. Phenocrysts are much less abundant than the more crowded “X” phases.

RDX has been used as the catch-all term for any coarser-grained or phenocryst-rich (crowded) porphyry. Volumetrically the most common intrusive phase present, it is characterized by sharp intrusive contacts without chill margins. It is relatively homogenous with a distinctive crowded feldspar texture but shows widely varying alteration from texturally enhanced illite-rich alteration of the crowded phenocrysts to broad texturally destructive alteration dominated by grey/green smectite and often strong ankerite/carbonate alteration. The ankerite alteration often forms distinctive haloes rimming feldspars. In some instances, the older core has already developed significant orange-colored oxidation of the ankeritic component (occasionally confused with orpiment) making it in some ways easier to log than fresh core. Believed to be closely related to the RDXB, but without pervasive disseminated graphite in the matrix, however can contain graphite/feldspar blebs and knots up to several centimeters in diameter. Large dikes of RDX encountered under Lewis (to date) have revealed unimpressive mineralization.

Diagnostic features: Crowded feldspar phenocrysts with medium grained (phaneritic) matrix.

RDXB is a coarsely porphyritic unit with very large blocky feldspars set in a graphite/sulfide-rich matrix which gives the unit a distinctively dark appearance. This is the so-called ‘blue porphyry’ of the early Placer years. In Acma it is a very important mineralizer and contains impressive high-grade as disseminated mineralization. RDXB occurs as a series of discrete sill like bodies often along strike from RDX sills. Indeed, the spatial distribution of the ‘XB’ suggests they could be highly fluidized, coarsely quenched RDX dikes. (Previously logged as RDX and RDBP)

This rock type was originally divided out from RDX and named RDBP (Rhyodacite Blue Porphyry) due to the deep blue color resulting from the disseminated graphite within the matrix. Later, it was renamed RDXB to more accurately describe the crowded feldspar phenocryst texture. As it commonly has large blocky feldspars, many geologists have assumed the “B” to mean “blocky”, which is technically incorrect, as RDXB must contain disseminated graphite within the matrix.

Diagnostic features: MUST contain disseminated graphite throughout the matrix. Commonly contains large blocky feldspars and disseminated sulfides, but these characteristics are not definitive.

RDXL is also roughly emplaced within the ENE structural zone generally lying immediately below the RDF unit as a dike-like, moderately NNW-dipping unit. It thickens rapidly to the NE along section where it is poorly defined by drilling. The unit is defined by distinctive large plagioclase laths in a population of smaller K-spar phenocrysts. It has significant coarser-grained biotite and seems to be distinctly less altered or more texturally enhanced by alteration than the other units. It rarely shows strong textural destruction. It has generally been lumped into RDX though compositionally and texturally it is much more similar to a coarse-grained RDA. (Once logged as RDX)

Diagnostic features: Abundant lath-shaped feldspar phenocrysts. Some areas exhibit a light blue color similar to that of RDXB, but without the presence of disseminated graphite.

RDA is a very distinctive unit with a fine-grained salt and pepper texture of fine biotite phenocrysts and variable quartz and K-spar phenocrysts set in an aphanitic matrix. It is often easily distinguished by a flow-banded (possible chill) margin with other units. The finer-grained less phenocryst-rich units tend to have the more obvious flow-banding (chill?) than the coarser-grained units. Texturally it is highly variable compared to RDX which is largely homogenous. Conversely, it seems to display less alteration variability than RDX. Two important sills of RDA have been recognized in the model and serve as excellent markers traceable across the entire area currently reviewed at ACMA. (Previously logged as RDA or RDX depending on the abundance of phenocrysts). On occasion, this unit is confused with highly altered mafic dike, but MD contains a much, much lower concentration of quartz phenocrysts (if any at all).

Diagnostic features: Aphanitic matrix, non mafic. Commonly contains large >0.5cm quartz phenocrysts, flow banded margins, and is comparatively unaltered. Usually has a distinctive creamy color. In photographs it is difficult to distinguish from the mafic dikes.

Vein Type Descriptions and Classifications

Type 1 (V1) - Thin discontinuous sulfide (as pyrite with trace arsenopyrite) veinlets often with little to no quartz and a broad disseminated selvage of pyrite. They often show minor amounts of ankerite in the veinlets as well as ankerite intermingled with adjacent disseminated pyrite, pervasive in the adjacent matrix and as distinct overgrowths or rims around adjacent plagioclase phenocrysts. Such veins are typically low grade and show broad pervasive illite alteration.

Type 2 (V2) - Thin discontinuous quartz sulfide veinlets often with variable pyrite and arsenopyrite contents and broad often pervasive selvages of fine-grained needle-like arsenopyrite. Open space vuggy textures become common and trace amounts of stibnite occur in some veinlets. There is some suggestion that a broad pyrite front surrounds the arsenopyrite selvage itself. Such veins show moderate grade and intensifying illite with variable but overall decreased ankerite.

Type 3 (V3) Can be subdivided into two types, but in 2007 we are making no distinctions between types “a” and “b” for our logging of V3 veins.

Type 3a - Thicker, more continuous open space quartz veinlets often with pyrite, arsenopyrite, and native arsenic as irregular late spheroids and variable amount of stibnite. Such veins often show broad arsenopyrite-rich selvages with little to no ankerite. In some instances, minor amounts of calcite are present in the veins and in many instances though not always small amounts of kaolinite fill the open space interstices within the veinlets. Such veinlets often exhibit elevated grades.

Type 3b - Thick, continuous quartz veinlets with open space textures and complex sulfide mineralogy including pyrite, arsenopyrite, stibnite, native arsenic, realgar, orpiment and trace sphalerite in intensely illite altered material. The veinlets often have thin fillings or late fracture partings of kaolinite. Realgar sometimes occurs within adjacent feldspar sites giving a ‘punkin patch texture’ to the surrounding rock. Grades are often very high.

Type 4 (V4) - Discrete carbonate veinlets as both ankerite and calcite are not yet adequately evaluated. Ankerite veinlets are probably related to the earlier sulfide rich veins while calcite/dolomite veinlets seem to be preferentially distributed as a halo in the surrounding sediments. Calcite also occurs as trace amounts in Type 3 veins.

Here’s an excellent diagnostic flow-chart method for vein classification modified after Scott Petzel in 2002:

1. Is the structure mineralized? i.e. contains minerals associated with hydrothermal activity?
             If Yes, then continue to 2…
             If No, then select appropriate non-mineralized structure code.

2. Does the structure contain realgar, orpiment or stibnite?
             If Yes, then the vein is Type 3 - select appropriate codes and modifiers
             In No, then continue to 3 …

3. Does the structure contain >30% quartz?
             If Yes, then the vein is Type 2 - select appropriate codes and modifiers
             In No, then continue to 4 …

4. Does the structure contain >50% carbonate?
             If Yes, then the vein is Type 4 carbonate vein - select appropriate codes and modifiers.
             In No, then the vein is Type 1 sulfide vein - select appropriate codes and modifiers.

Logging Codes and Modifiers

Each logging field contains a primary/principle classification and modifiers. Lithologic modifiers are generally consistently distributed throughout the interval, whereas structural modifiers are generally more constrained (local) and considered as “point” data. Here is a cheat sheet for the 2007 logging codes:

CHEAT SHEET—Donlin Creek 2007 Geology Logging Codes

Cheat Sheet Version 6.2 adopted               Updated March 20, 2007

Rock Type Primary Fields
Sedimentary Rocks	Intrusive Rocks	Metamorphic Rocks
CGL: Conglomerate	GDR: Granodiorite	BHF: Biotite Hornfels
GWK: Greywacke	IBX: Intrusive Breccia	CHF: Calcsilicate Hornfels
	MD: Mafic Dike	HFL: Hornfels
	MZD: Monzodiorite	SKN: Skarn
SHL: Shale	QLT: Quartz Latite Porphyry
SLT: Siltstone	RD: Rhyodacite
ARG: Argillite	RDA: Aphanitic matrix Rhyodacite
GRN: Ground / Missing Core	RDF: Fine Grained Rhyodacite
OVB: Overburden	RDX: Rhyodacite (crowded)
OVR: Channel Deposits	RDXB: Rhyodacite (crowded
w/disseminated graphite-Blue & Blocky)
NS: No Sample	RDXL: Rhyodacite (crowded with lath- shaped phenocrysts)
RHY: Rhyolite

Rock Type Secondary Fields
In mixed intervals primary rock type codes can be used as modifiers.
Sedimentary Features	Intrusive Features	Metamorphic features	Structural	Alteration
BD: Bedded	AH: Aphanitic	BN: Banded	BK: Broken	BL: Bleached
BN: Banded	IBX: Intrusive Breccia	FO: Foliated	BX: Brecciated	OX: Oxidized
CHT: Chert	EG: Equigranular	MY: Mylonitic	CA: Cataclastite
LM: Laminated	XE: Xenolithic	RC: Recrystallized	LE: Lineated
MX: Massive	MX: Massive	SC: Schistose	SH: Sheared
	PH: Phenocrystic	SP: Spotty	SL: Slickensided
Grain Size	PP: Porphyritic		VU: Vuggy
CG: Coarse Grained			PL: Polished
FG: Fine Grained
MG: Medium Grained

Alteration
Clay:	Fe Oxides:	Carbonate:	Other:
CL: Clay unidentified	HE: Hematite	AN: Ankerite	SI: Silica
KA: Kaolinite	LI: Limonite	CB: Carbonate	BI: Biotite
IL: Illite	OX: Oxidized	DO: Dolomite	KF: K- Feldspar
IK: Mixed Illite/Kaolinite	MG: Magnetite		FU: Fuchsite
SE: Sericite			MA: Mariposite

Pima Alteration Logging
Pervasive:		Veinlet Alteration:
IL: Illite	BE: Smectite	VI : Veinlet Illite	VC: Veinlet Carbonate
KA: Kaolinite	B: Dickite	VK: Veinlet Kaolinite
IK: Illite/Kaolinite mix	AL: Albite	VD: Veinlet Dickite

Structure Codes
Vein and Vein Modifiers can be recorded as point structure data.
Contacts	Sedimentary Features	Intrusive Features	Structural	Mineral
Level One > CT: Contact	BC: Bedding Contact	IC: Intrusive Contact	FC: Faulted Contact	VC: Veined Contact

Level Two >	GC: Gradational Contact	CM: Chilled Margin	BX: Brecciated
	U: Unconformity	BN: Banded	SL: Slickensided
SH: Sheared
BDP: Bedding Parallel
Modifiers >	SHP: Sharp	UN: Undulating
IR: Irregular
BK: Broken

Faults Level One >	FLT: Fault (brittle)	SH: Shear (ductile)	FR: Fracture (open)	JN: Joint (parting)

Level Two >	GO: Gouge	MY: Mylonitic	MF: Mineral filled
	BX: Breccia	SHZ: Shear Zone	CF: Clay Filled
FLZ: Fault zone
CA: Cataclastic

Modifiers >	SL: Slickensides	BK: Broken

Miscellaneous Structures	FL: Fold	Miscellaneous Modifiers	BDP: Bedding parallel	FP: Fault parallel
ASH: Ash layer	KL: Cleavage	UN: Undulating	CVP:Cleavage parallel	CTP: Contact parallel
BD: Bedding	LN: Lineation	PL: Polished	FOP: Foliation parallel	SH: Shear surface
BN: Banding	FO: Foliated	PU: Pulverized	GB: Graded Bedding
BDC: Cross Bedding

Mineralization
Primary Vein Codes	V1: Type One Veins = *	V2: Type Two Veins =	V3: Type 3 Veins =	V4: Type 4 veins =
* If a structure contains sulfides on less than 50% of its surface and there is no quartz or carbonate it is coded as a fracture (FR).	Quartz and/or carbonate veins with >50% sulfide (but without ST, OR, RE or NA)	Veins of greater than 30% quartz, < 50% sulfide, (but without ST, OR, RE or NA)	Any mineralized vein structure containing ST, OR, RE, NA.	Veins containing >50% carbonate material.
Modifiers (ABC's)
Primary Mineralogy	Physical feature mineralogy	Secondary Mineralogy	Location related
AN: Ankerite		HE: Hematite	AV: Anastomosing	AB: Albite	BDP
AS: Arsenopyrite	LI: Limonite	BN: Banded	BI: Biotite	CVP: Cleavage parallel
AU: Gold	MA: Malachite	BX: Brecciated	CH: Chlorite	FOP: Foliation parallel
CA: Calcite	MG: Magnetite	BK: Broken	CL:Clay (unidentified)	FP: Fault parallel
CB: Carbonate	NA: Native Arsenic	FD: Faulted	EP: Epidote	CTP: Contact parallel
CC: Chalcocite	OR: Orpiment	LM: Laminated	FU: Fuchsite
CA: Calcite	PO: Pyrrhotite	MY: Mylonitic	GA: Garnet
CI: Cinnabar	PY: Pyrite	OX: Oxidized	KF: K-Feldspar
CO: Covellite	RE: Realgar	RC: Recrystallized	MU: Muscovite
CY: Chalcopyrite	SB: Stibconite	VU: Vuggy	PG: Plagioclaise
DO: Dolomite	SC: Scorodite		SE: Sericite
GL: Galena	SP: Sphalerite		TO: Tourmaline
GR: Graphite	ST: Stibnite		TA: Talc

Intensity Codes
Vein Material Abundance Codes	Sulfide/Ore mineral Intensity Codes	Alteration Intensity Codes
1: Weak (approx 1-2, 1cm vns/m)	1: Weak (Approx trace to 0.5%)	1: Weak
2: Moderate (approx. 3-5, 1cm vns/m)	2: Moderate (approx. 0.5% to 2%)	2: Moderate
3: Strong (approx. 6-10, 1cm vns/m)	3: Strong (approx. 2% to 5%)	3: Strong
4: Very Strong (>10, 1cm vns/m)	4: Very Strong (>5%)	4: Extreme

Memo:

April 12, 2007

From: Brian Flanigan

To: Core logging geologists (VIPs of Donlin)

Subject: Submittal number tracking and usage (and other stuff).

In order to keep things somewhat coherent for the prep lab, assay lab, and database, we will using and tracking submittal numbers in the following fashion:

1)	Keep submittal number and hole number continuity as much as possible.

2)

We will not have sample series dedicated to individual people anymore. The sample series will be dedicated to logging tents and transferred from an outgoing geologist to the incoming geologist. So, keep your sample books marked accurately as to hole number and groups of 78.

3)	Submittal numbers will be transferred in the same manner as sample series. Two geologists should not be using the same submittal number simultaneously. There is a tracking sheet on:

K:\ _donlinjv\2007\2007 Sample Submittal Sheets

named 2007_Submittal_numbers.xls.

Please keep it up to date and put your name in the Misc Notes column.

4)

Core is to be down stacked onto pallets/bins in the in the usual fashion. Large numbers on the bottom and small numbers on the top. Do not mix drill holes on a single pallet/bin. It is okay to have two submittal numbers on a pallet/bin—this will happen frequently, but should not pose a problem for the pre lab.

5)

Be courteous to your incoming cross-shift. Leave them in good shape to continue the hole you started. Have all of your data entry completed for what you have logged— clearly note on each log sheet what has been entered into acquire. Tidy up your logging area before you leave. The geologist name in the database should go to the person who enters the most data for that hole.

Also… A couple of changes... I have spent a lot of today coordinating with core cutting, the prep lab and Glen Marshall (the consultant who set-up the new saw and prep labs).

Anyway, in order to streamline things with core cutting and the prep lab we will be color-coding the QAQC on our sample sheets.

Color coding will be standardized as follows:

Start group of 78 submittal no DC07-nnn = Lavender

All standards = Rose

Field duplicates = Light orange

Crush duplicates = Sky blue

Blanks = Light Yellow

These are exact colors and show up under the fill pull-down menu.

I know this seems petty (if not downright silly), but it will really help core cutting and the prep lab keep things organized.

See attached example.

I have also attached and email concerning sample series and submittal number and other things including shift change-outs. Just so we are all on the same page.

Brian

Bold lines indicate mineralization interval for Acquire data entry. Colors: Blue for vein data; Yellow for total mineralization data.

PIMA ANALYSIS INSTRUCTIONS	May 17, 2007

The Terra spectrometer, generally called “PIMA” is an instrument that measures the wavelengths of light reflected from lighter colored minerals for purposes of identification.

At Donlin Creek, it is believed that many of the clay minerals are associated with the gold as it was deposited from hydrothermal processes. As these clay minerals are very difficult to conclusively identify by the naked eye, the PIMA provides a much more accurate and consistent diagnosis.

The following instructions are quite detailed, and thus, may seem complex, but after you have processed a few holes’ worth of samples, it will become a simple process.

Because the minerals we are identifying are microscopic in size, it is very important that the sample be clean and dry. Residual water on the sample will cause the instrument to give a poor spectra, and thus, samples should be completely dry.

It is also important to note that although the individual grains may be microscopic, they generally occur as aggregates from alteration of a larger mineral grain. These aggregates are loosely called phenocrysts by the geologists and they are quite distinctive when compared with the bulk of the rock. It is these phenocrysts that are the “target” of our analyses. Some photos are provided below for reference.

Final note: Turn on the PIMA instrument at least 20 minutes before use.

DC
WR
Opt
reflectance
Pan
Zm
XY
OP
Fz
PC
Dark Current
00:01:21
White Reference
00:01:15
Spectrum Avg
72%
Spectrum Save
789.668
Optimize Parms
VIT: 17 ms
S1 G: 166 O: 2096
S2 G: 73 O: 2091
Current
Once you start the Rs3 software, you will get a screen that looks like this. This is where all of the spectrum analyses are taken.
But before you start collecting data, you must first, setup where your spectrum raw data will be stored.
reflectance
Wavelength (nm)
Latitude
Longitude
Elevation

Display
Control
GPS
Help
Take Dark Current measurement F3
Take White Reference measurement F4
Adjust Configuration...
Optimize instrument settings Ctrl-O
About Spectrum Collection Ctrl-A
Spectrum Save
ViewSpec Pro...
Dark Current
White Reference
Spectrum Avg
Spectrum Save
Optimize Parms
To setup where the raw spectra are to go:
Click on "Control" and then "Spectrum save"
This opens a new dialog for setting up your sample number series as well as raw files location.
reflectance
Wavelength (nm)
Latitude
Longitude
Elevation
Start

DC Ref WR Opt reflectance Pan Zm XY OP Fz PC
Dark Current
00:12:39
0 25
White Reference
00:12:33
0 50
Spectrum Avg
0 25
Spectrum Save
789.668
0 1
Optimize Parms
V IT: 17 ms
S1 G: 166 O: 2096
S2 G: 73 O: 2091
Current
Path Name
\Donlin_PIMA\2007 In Progress Holes\1512\1512 RAW
Base Name
789
Starting Spectrum Num
668
Number of Files to save
0001
Interval between saves
00:00:00
Comment
OK
Begin Save
Cancel
First we will tell the program where to store the raw files. To do this, click where the red circle is indicating (above).
1.2 1.1 1.0 0.9 0.8 0.7 0.6 0.5 0.4 0.3 0.2 0.1 0.0
reflectance
500 750 1000 1250 1500 1750 2000 2250 2500
Wavelength (nm)
Latitude
Longitude
Elevation

DC Ref WR Opt reflectance Pan Zm XY OP Fz PC
Dark Current
00:11:22
0 25
White Reference
00:11:16
0 50
Spectrum Avg
0 25
100%
Spectrum Save
789.668
0 1
Optimize Parms
V IT: 17 ms
S1 G: 166 O: 2096
S2 G: 73 O: 2091
Current
Path Name
Base Name
Starting Spectrum N
Number of Files to s
Interval between sa
Comment
Spectrum Save Path
e:
C:\
Donlin_PIMA
2007 In Progress Holes
1512
1512 RAW
OK
Cancel
OK
Begin Save
Cancel
Now another dialog opens where you go through the directory tree to select the RAW folder for your drill hole. Click OK after selecting.
1.2 1.1 1.0 0.9 0.8 0.7 0.6 0.5 0.4 0.3 0.2 0.1 0.0
reflectance
500 750 1000 1250 1500 1750 2000 2250 2500
Wavelength (nm)
Latitude
Longitude
Elevation

DC
WR
Opt
reflectance
Pan
Zm
XY
OP
Fz
Dark Current
00:12:39
White Reference
00:12:33
Spectrum Avg
Spectrum Save
789.668
Optimize Parms
V IT: 17 ms
S1 G: 166 O: 2096
S2 G: 73 O: 2091
Current
Path Name
\Donlin_PIMA\2007 In Progress Holes\1512\1512 RAW
Base Name
789
This is the first three digits of your sample series
Starting Spectrum Num
668
This is the last three digits of your sample number.
Start in sequential order (low to high).
Number of Files to save
0001
This should always be 0001
Interval between saves
00:00:00
Keep this at 00:00:00
Comment
OK
Begin Save
Cancel
Now, simply fill out the above with the appropriate starting number, and as indicated.
reflectance
Wavelength (nm)
Latitude
Longitude
Elevation

2
1
DC
WR
Opt
reflectance
Dark Current
00:01:21
White Reference
00:01:15
Spectrum Avg
72%
Spectrum Save
789.668
Optimize Parms
V IT: 17 ms
S1 G: 166 O: 2096
S2 G: 73 O: 2091
Current
You are almost ready to start taking spectra measurements, but first you need to optimize the spectrometer (red circle #1 above, "Opt") while holding the white disc up to the light (see below).
After optimization is complete, keep the white disc up to the light and take a white reference spectra (red circle #2, WR).
You are now ready to start taking actual spectra measurements from samples.
reflectance
Wavelength (nm)
Latitude
Longitude
Elevation

DC
WR
Opt
raw DN
Pan
Zm
XY
OP
Fz
Dark Current
00:00:25
0
25
White Reference
None Taken
0
50
Spectrum Avg
0
25
Spectrum Save
789.836
0
1
Optimize Parms
V IT: 17 ms
S1 G: 164 O: 2097
S2 G: 72 O: 2095
Current
The Optimization "Opt" spectra should always look very close to this.
0
10000
20000
30000
40000
50000
60000
raw DN
500
750
1000
1250
1500
1750
2000
2250
2500
Wavelength (nm)
Latitude
Longitude
Elevation

DC
WR
Opt
reflectance
Pan
Zm
XY
OP
Fz
Dark Current
00:00:27
0
25
White Reference
00:00:21
0
50
Spectrum Avg
0
25
100%
Spectrum Save
789.836
0
1
Optimize Parms
V IT: 17 ms
S1 G: 164 O: 2097
S2 G: 72 O: 2095
Current
The White Reference spectra "WR" should always be a nearly straight line centered on 1.0.
1.2
1.1
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
reflectance
500
750
1000
1250
1500
1750
2000
2250
2500
Wavelength (nm)
Latitude
Longitude
Elevation

DC
WR
Opt
reflectance
Pan
Zm
XY
OP
Fz
Dark Current
00:01:21
White Reference
00:01:15
Spectrum Avg
72%
Spectrum Save
Sample number
Optimize Parms
Current
To take a measurement: Hold the sample against the light so that one of the larger gains is centered by the rubber circle. Once the curve on the graph stops changing, press the space bar. Presto! Your sample has been analyzed. Simply continue with the next sample.
It is very important to check that the sample number matches the number in the red circle (to the left) **before** the space bar is pressed. If the numbers do not match, you must go back through the samples to find where the first mistake was made and re-do all of the subsequent samples.
1.2
1.1
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
reflectance
Wavelength (nm)
Latitude
Longitude
Elevation

Display
Control
GPS
Help
Take Dark Current measurement F3
Take White Reference measurement F4
Adjust Configuration...
Optimize instrument settings Ctrl+O
Abort Spectrum Collection Ctrl+A
Spectrum Save
ViewSpec Pro...
Dark Current
White Reference
Spectrum Avg
Spectrum Save
Optimize Parms
After all of the samples have been analyzed they need to be processed for splice correction and ASCII export.
To do this, select "Control" then ViewSpec Pro.
1.2
1.1
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
reflectance
500
750
1000
1250
1500
1750
2000
2250
2500
Wavelength (nm)
Latitude
Longitude
Elevation
Start

ViewSpec Pro Version 4.05
File Process View Setup Help
Input Directory - C:\Donlin_PIMA\2007 In Progress Holes\1526\RAW
Output Directory - C:\Donlin_PIMA\2007 In Progress Holes\1526\SPLICED

After starting ViewsSpec Pro, select "Setup" then "Input directory" – The dialog window below (left) will open.

From within the dialog window select your "RAW" folder and press Ok. This tells the program that where to go for the raw data, which is to be processed.

Repeat the process for the output directory. Here we do "Spliced" (below right). Spliced must be done before the ASCII!!!

ViewSpec Pro Version 4.05
File Process View Setup Help

New Directory Path
Please Select a Directory
C:\
Donlin_PIMA
2007 In Progress Holes
1526
RAW
OK
Cancel

New Directory Path
Please Select a Directory
C:\
Donlin_PIMA
2007 In Progress Holes
1526
SPLICED
OK
Cancel

ViewSpec Pro Version 4.05
File Process View Setup Help

ViewSpec Pro
The default INPUT directory is different?
Do you want to make it the same as the OUTPUT directory?
Yes
No

You may get this dialog. If so, select "No."

As our input directory is "Raw" and our output directory is either "Spliced" or "ASCII," our input and output directories are NEVER the same. So, ALWAYS select "No."

After setting up the input and output directories, you need to open and select the raw data to be processed. Simply select “File” then “Open” (red circle) to open the dialog below.

From within this dialog window, open your “Raw” folder.

ViewSpec Pro Version 4.05
File Process View Setup Help

Select ASD Spectrum File
Look in: 1513RAW
782.693
782.694
782.695
782.696
782.697
782.698
782.699
782.700
782.701
782.702
782.703
782.704
782.705
782.706
782.707
782.708
782.709
782.710
782.776
782.777
782.778
782.779
782.780
782.781
782.782
File name:
Files of type:
All Files (*.*)
Open
Cancel

Make sure the dialog window is in the correct "RAW" directory and showing sample numbers for the analyses you have taken. Click on the first sample number and while holding down on the shift key, click on the last sample--now let up on the shift key. This selects all of your data (now in bold highlight). Press the open button.

File Process View Setup Help
Radiometric Calculation
Log 1/R (Log 1/T)
1st Derivative
2nd Derivative
Parabolic Correction
Splice Correction
Lambda Integration
Quantum Intensity
Interpolate
Statistics
NEDL
ASCII Export
JCAMP-DX Export
Custom

Your list of selected raw sample analyses are now open. To process them, simply select "Process" then "Splice Correction."

Now, that the samples have been splice corrected, you must process them for ASCII Export. BUT, before doing so you must reset the output file to the ASCII folder. To do this simply go "Setup" then select the output directory to be "ASCII".

Now, go back to "Process" and select "ASCII Export"

ALL DONE!!!

WHEN YOU FINISH, MAKE SURE YOU COPY YOUR MAIN FOLDER ONTO THE BACKUP DRIVE (ask a geologist where).

May 19, 2007

MEMO

From:	Brian Flanigan

To:	Fawn Glassburn, Heidi Drexler, Kerry Adler, Kyle Linebarger, Leif Bailey,
Jennifer Hansom, Orion George, Gabe Kassos, Scott Cereghino, and all other core logging geologists.

Cc:	Rich Harris, Chris Valorose, Penny Hobbie, Aziz Jalloh

Subject:	Strategy and procedure for turning PIMA over to the geotechs.

Everyone:

I have finally finished the PIMA step-by-step instruction manual. It is incomplete in the sense that there is no good comprehensive explanation for sample selection and sample setup. In other words, among other things, I have not explained in the instruction manual that the last three numbers need to be written on their samples, thing like this will have to be shown. So there are still a few minor things that they will need to be taught that are not written out. So, this will fall on you and me in the beginning—have patience and do not do the work for them. Show them for a couple of samples and then walk them through it, but they should be doing the steps, not you. If you simply show them by writing on the samples and working the mouse yourself, it is going to take you a long, long time to free yourself from the pima duties.

In the beginning there will likely be some confusion as to which holes will need to be analyzed and which ones don’t. This is because core logging will have holes that have been and have not been “pima-ed.” As time passes core cutting will have no already “pima-ed” holes.

In order to combat confusion in core cutting, we will now TYPE OR WRITE AT THE TOP OF EACH SAMPLE SHEET “STAGE FOR PIMA.” This will let core cutting know that they do not have to shrink wrap the pallet after cutting as it needs to be staged at TENT ZERO for the geotechs to pima.

To eliminate confusion during this transition, paletted holes TO BE “pima-ed” should be flagged on the top boxes with blue flagging by core cutting. We should have no problem getting core cutting to comply with this as flagging boxes is much easier than shrink-wrapping them.

At some point we will be getting a “PIMA sheet query” from Penny for a PIMA sheet export from acquire. The export sheets will only show sample intervals that are intrusive (only pima compatible samples). We will file these “PIMA sheets” in a manila folder named “HOLES FOR PIMA.” Once we have these sheets back from the geotechs (with check marks by each sample), we will file them in another folder named “PIMA COMPLETED.” Later, we can let the geotechs file them, but only after everyone is comfortable with the process.

Until we get a PIMA export from acquire set up, we will have to create a PIMA sheet for the geotechs. I suggest copying the xls sample sheet and converting it into a pima sheet. This is less than ideal as it will show ALL samples instead of simply intrusive samples. Thus, we will have to be available to tell the geotechs which intervals to analyze. So, hopefully we will be getting the query/export utility from Penny soon.

Once the geotechs are finished analyzing a hole they are to shrink wrap the pallets for that hole and clearly mark the hole number on each so that they may be taken down to the bone-yard.

Finally… as it turns out, I will be on break during this transition. No, I did not plan it this way, but take heart, it will probably take at least a week for the first of the holes to make it through core cutting. So, I will probably be back before things can get too chaotic.

Order of flow:

1) Drill hole is logged as per the usual fashion (minus PIMA)

2) Sample Sheets go to core cutting with “STAGE FOR PIMA” written on the top of each.

3) PIMA SHEET exported/created and filed in the geo office.

4) Core is cut and sampled.

5) Cut core is blue flagged and staged for PIMA at tent zero (big door side).

6) Geotechs get the PIMA SHEET from the geo office.

7) Geotechs PIMA the hole.

8) Geotechs finish the hole: label pallets by hole number and shrink wrap for destiny in the bone yard.

07/06/2007

MEMO

From: Brian Flanigan

To: Geotechs

Subject: Modifications to Pima Procedure

PIMA STEPS:

1)	START WITH COMPLETELY CUT HOLES FIRST

2)	PIMA HOLE IN ITS ENTIRETY (IF POSSIBLE)

3)	LABEL PALLETS, SHRINK WRAP AND FLAG ORANGE THE FINISHED PALLETS.

4)	ONLY COMPLETED HOLES GO TO THE BONEYARD, PARTIAL HOLES WAIT UNTIL COMPLETION. (THIS IS SO THAT THE PALLETS STAY TOGETHER BY HOLE NUMBER.)

5)	AFTER PROCESSING RAW FILES COPY THEM INTO THE 2007 COMPLETED HOLES FOLDER, AND REMOVE THEM FROM THE 2007 IN PROGRESS HOLES FOLDER.

6)	COPY THE FILES IN THE COMPLETED HOLES FOLDER ONTO THE THUMB DRIVE.

7)	COPY ALL HOLE FOLDERS ON THE THUMB DRIVE ONTO THE K-DRIVE: K:\2007\2007 ASD (PIMA)\Spectra

8)	GO TO: K:\2007\2007 ASD (PIMA)\PIMASHEETS\To_Be_PIMAed_sheets FIND YOUR HOLE .XLS FILE AND MOVE IT INTO: K:\2007\2007 ASD (PIMA)\PIMASHEETS\PIMA_Completed_sheets.

9)	EDIT ANY CHANGES YOU MADE TO THE *.XLS SHEET TO REFLECT ADDITIONAL AND/OR DELETED INTERVALS/SAMPLE NUMBERS. ALSO CHECK (x) THE BLANK CELLS UNDER “PIMAED” FOR THE INTERVALS PROCESSED.

10)	CLEAN THE THUMB DRIVE (DELETE FILES) FOR THE NEXT USER.

11)	ON THE PIMA LAPTOP: CLEAN THE FILES YOU BACKED UP FROM THE HOLES COMPLETED FOLDER.

12)	FILE PAPER COPY IN THE FILING CABINET IN THE GEOLOGY OFFICE

This file is located on: K:\2007\2007 ASD (PIMA)\ PIMA STEPS.DOC

May 16, 2007

From:	Brian Flanigan
Acting Quality Control Manager

To:	Bill Bieber, Rich Harris, Glenn Marshall

Cc:	Samantha, Elena, John and Memo
Sample Lab Supervisors

Subject:	Organizational changes in Core Cutting and the Prep Lab

Everyone:

Samantha, Elena and I have made some minor changes in the organization of how uncut/unprocessed core is to flow through the Sample Processing Facility. These changes were made to accommodate both quality as well as efficiency. Both John and Memo will have to be brought up to speed. I will meet with them before I depart for break on the 22nd.

The new process is as follows:

1)	The sequence in which holes are sawed now rely on the sample sheets to guide from submittal number to submittal number as effectively as possible.

The result is that drill holes are still cut in their entirety, but when a hole is finished being sawed, the last submittal number guides the supervisor to what hole should be photographed and ready prior to the end of the “previous” hole with the same submittal number. For example, saw #2 is cutting hole number 1528, when this hole is finished it is in the middle of submittal #71, which continues in hole number 1537. Thus, 1537 should be already photographed and ready to saw, before 1528 is finished. See flow sheet below:

The above flow sheet is an example from early last week.

The organization of drill hole sequence through each saw is the responsibility of the core cutting supervisors. In order for the supervisors to accomplish this task they must get a copy of the Submittal Tracking Sheet periodically from the geologists as needed (THEY WILL HAVE TO ASK FOR IT). The Submittal Tracking Sheet provides a synopsis of

Submittal numbers and related hole numbers along with sample number sequences. The Sheet also shows which submittals have already been processed/shipped, so that we know which submittal numbers are of immediate concern and which are not.

2)

As the core is cut, core boxes are organized by hole number on pallets just as before on past years projects. However, samples are put onto carts by submittal number. This is very important so that any later core pulls by the geologists can be easily retrieved in the bone yard by hole number. And… Having samples organized on carts by submittal number enables much easier flow of samples through the prep lab with fewer incomplete submittals taking up precious space in waiting.

On the prep lab side, Memo and Elena have suggested that crush rejects for each sample go into bins by submittal number. Although this is different than in the past, when rejects were organized by hole number, we have found this to be a crucial change to greatly enhance efficiency, and thus, the change has been made. As each bin holds 78 samples adequately, with little room left over, the change works out well. For later reference, all bins are labeled with corresponding submittal number and any related drill hole numbers.

PRODUCTIVITY TRACKING

I have instituted more comprehensive and ongoing productivity and progress tracking than was used in the past. I found this important for the planning of the required workforce, materials and tools.

With assistance of the core cutting supervisor I have been tracking the daily output of core cut in meters, rather than in number of boxes or samples. I felt the addition of meters was necessary as not all boxes are of equal length, particularly when comparing NQ and HQ size core. As I also track the daily output of logged core by the geologists, I can more easily judge the productivity/progress in context with the project needs. For instance, right now stability in the core cutting workforce, and patience with new hires as they are getting up to speed needs to be our primary focus before any dramatic changes (e.g. night shift or additional saws) are put in force.

Productivity of the prep lab is very much dependent on core cutting. Right now their output is easily matching that of core cutting. I am providing productivity graphs for each for your viewing. We have had some set-backs in core cutting personnel numbers and a new crew since the 12th of May, as the decline in productivity reflects.

Final note: I am open to any suggestions, but please realize there have been a lot of recent changes and we are still getting our feet wet and settling in.

Sincerely,

Brian Flanigan

2007 SUBMITTAL/BATCH NUMBER FOR EACH GROUP OF 78								
SUBMITTAL NO	HOLE IDs	SAMPLE # BEGIN	SAMPLE # END	count	#78 Filled?	Misc Notes	SHIPPED?	Date Shipped
DC07-308	DC07-1595	795971	796000	30	Y	Terry	Y	8/11/2007
		798001	798007	7				
	DC07-1598	798008	798048	41				
DC07-309	DC07-1592	812305	812350	46	Y	Orion		
	DC07-1611	812351	812382	32				
DC07-310	DC07-1598	798049	798126	78	Y	Terry	Y	8/13/2007
DC07-311	DC07-1600	796731	796796	66	Y	Gabe/Jen H	Y	8/13/2007
	DC07-1603	796797	796808	12		Leif		
DC07-312	DC07-1602	797419	797496	78	Y	Orion	Y	8/6/2007
DC07-313	DC07-1602	797497	797574	78	Y	Orion	Y	8/9/2007
DC07-314	DC07-1602	797575	797652	78	Y	Orion	Y	8/8/2007
DC07-315	DC07-1601	801327	801404	78	Y	Jennifer H.	Y	8/11/2007
DC07-316	DC07-1601	801405	801482	78	Y	Jennifer H. and Scott	Y	8/10/2007
DC07-317	DC07-1597	791483	791537	55	Y	Jennifer H.		
	DC07-1607	791538	791560	23				
DC07-318	DC07-1603	796809	796886	78	Y	Leif	Y	8/13/2007
DC07-319	DC07-1603	796887	796938	52	Y	Leif		
	DC07-1604	796939	796964	26				
DC07-320	DC07-1602	797653	797730	78	Y	Orion	Y	8/10/2007
DC07-321	DC07-1602	797731	797736	6	Y	Orion	Y	8/13/2007
	DC07-1606	797737	797808	72				
DC07-322	DC07-1598	798127	798204	78	Y	Terry		
DC07-323	DC07-1599	793883	793960	78	Y	Jennifer G.	Y	8/13/2007
DC07-324	DC07-1606	797809	797886	78	Y	Orion	Y	8/13/2007
DC07-325	DC07-1601	801483	801560	78	Y	Scott	Y	8/13/2007
DC07-326	DC07-1604	796965	797000	36	Y	Leif		
		814001	814042	42				
DC07-327	DC07-1598	798205	798237	33	Y	Terry		
	DC07-1612	798238	798282	45				
DC07-328	DC07-1604	814043	814120	78	Y	Leif		
DC07-329	DC07-1599	793961	794000	40	Y	Jennifer G.		
		799001	799017	17				
	DC07-1605	799018	799038	21				
DC07-330	DC07-1606	797887	797964	78	Y	Orion	Y	8/13/2007
DC07-331	DC07-1606	797965	797981	17	Y	Orion		
	DC07-1611	797982	798000	19				
	DC07-1611	800001	800042	42				
DC07-332	DC07-1601	801561	801567	7	Y	Scott	Y	8/13/2007
	DC07-1608	801568	801638	71				
DC07-333	DC07-1612	798283	798360	78	Y	Terry		
DC07-334	DC07-1604	814121	814198	78	Y	Leif		
DC07-335	DC07-1604	814199	814200	2	Y	Leif		
	DC07-1613	814201	814276	76				
DC07-336	DC07-1608	801639	801716	78	Y	Scott		
DC07-337	DC07-1611	812383	812460	78	Y	Orion		
DC07-338	DC07-1612	798361	798438	78	Y	Terry		
DC07-339	DC07-1605	799039	799116	78	Y	Jennifer G.		
DC07-340	DC07-1609	800043	800120	78	Y	Orion		
DC07-341	DC07-1613	814277	814354	78	Y	Leif		
DC07-342	DC07-1613	814355	814432	78	Y	Leif		
DC07-343	DC07-1611	812461	812492	32	Y	Orion		
	DC07-1610	812493	812538	46		Gabe		
DC07-344	DC07-1610	812539	812616	78	Y	Gabe		
DC07-345	DC07-1605	799117	799155	39	Y	Jennifer G.		
	DC07-1614	799156	799194	39				
DC07-346	DC07-1612	798439	798473	35	Y	Terrell		
	DC07-1615	798474	798516	43				
DC07-347	DC07-1609	800121	800198	78	Y	Orion/Gabe		
DC07-348	DC07-1608	801717	801794	78	Y	Scott		
DC07-349	DC07-1608	801795	801827	33	Y	Scott		
	DC07-1618	801828	801872	45				
DC07-350	DC07-1614	799195	799272	78	Y	Jennifer G.		
DC07-351	DC07-1607	791561	791638	78	Y	Jen H.		
DC07-352	DC07-1607	791639	791650	12	Y	Jen H.		
	DC07-1616	791651	791716	66				
DC07-353	DC07-1613	814433	814493	61	Y	Leif		
	DC07-1622	814494	814510	17				
DC07-354	DC07-1609	800199	800200	2	**N**	Gabe		
	DC07-1621	800201	800254	54				
DC07-355	DC07-1614	799273	799279	7	Y	Jennifer G.		
	DC07-1620	799280	799350	71				
DC07-356	DC07-1615	798517	798594	78	Y	Terry		
DC07-357	DC07-1610	812617	812694	78	Y	Gabe		
DC07-358	DC07-1622	814511	814588	78	Y	Leif		
DC07-359	DC07-1622	814589	814666	78	Y	Leif		

Example of the Submittal tracking sheet

PHOTO APPENDIX A

ROCK UNITS

SHL/GWK, ~70/30
GWK/SHL, ~60/40
GWK/SHL, ~80/20
GWK/SHL, ~80/20
GWK with V4's
GWK
GWK
GWK/SHL, ~60/40

MD
MD
md
MD: Dark and light phase
md
md
gwk
gwk
md
MD
MD
RDA
SHL
RDA
RDA

SHL
RDX with Fe-oxidation
RDX with Fe-oxidation
RDX with Fe-ox and possible ankerite alteration of Felds.
RDX
RDX
RDX
RDX
RDF with thin V1 sulfide veins

PHOTO APPENDIX B

SULFIDE AND VEIN MINERALIZATION

Hydrothermal vein breccia with stibnite (V3)
Hydrothermal vein breccia with stibnite (V3)
Disseminated (syngenetic?) pyrite
Hydrothermal vein breccia with stibnite +/- native arsenic (V3, BX)
Hydrothermal vein breccia with stibnite +/- native arsenic (V3, BX)
Typical barren carbonate veins (V4)
Hydrothermal vein breccia with stibnite +/- native arsenic (V3, BX)
Hydrothermal vein with native arsenic, arsenopyrite and sphalerite

Vein opiment, realgar, +/- stibnite and native arseinc (V3)
Vein orpiment and realgar (V3)
Vein (V3) and disseminated orpiment and realgar
Vein orpiment and realgar (V3)
Disseminated and vein (V3) orpiment and realgar
Disseminated orpiment
Massive sulfide vein
Massive sulfide vein: pyrite, pyrrhotite, arsenopyrite and chalcopyrite (VI)